Exhibit (h)(ix)

Amended and Restated

EXPENSE Limitation/reimbursement AGREEMENT

This Agreement is entered into as of the tenth day of April 2017, as amended and restated January 28, 2022, by and between TOBAM (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf the TOBAM Emerging Markets Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, “Acquired Fund Fees and Expenses” (as defined in Form N-1A), dividend and interest expense on securities sold short, interest, extraordinary items, and brokerage commissions, do not exceed the levels described below; and

WHEREAS, effective January 28, 2019, the Adviser desired to extend the term of this Agreement for an additional one year period ending January 31, 2020; and

WHEREAS, effective January 28, 2020, the Adviser desired to extend the term of this Agreement for an additional one year period ending January 31, 2021; and

WHEREAS, effective January 28, 2021, the Adviser desires to extend the term of this Agreement for an additional one year period ending January 31, 2022.

WHEREAS, effective January 28, 2022, the Adviser desires to extend the term of this Agreement for an additional one year period ending January 31, 2023.

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that from the commencement of operations of the Fund through April 30, 2018, (a) it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, (exclusive of taxes, “Acquired Fund” fees and expenses (as defined in Form N-1A), dividend and interest expense on securities sold short, interest, extraordinary items and brokerage commissions), do not exceed (on an annual basis) (i) 1.10% with respect to Class A shares, (ii) 1.85% with respect to Class C shares and (iii) 0.85% with respect to Class I shares, as a percentage of the Fund’s average daily net assets; (b) from May 1, 2018 through January 31, 2023, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, (exclusive of taxes, “Acquired Fund Fees and Expenses” (as defined in Form N-1A), dividend and interest expense on securities sold short, interest, extraordinary items and brokerage commissions), do not exceed (on an annual basis) (i) 1.35% with respect to Class A shares, (ii) 2.10% with respect to Class C shares and (iii) 1.10% with respect to Class I shares, as a percentage of the Fund’s average daily net assets.

Fee Recovery. The Adviser shall be entitled to recover from the Fund, subject to approval by the Board of Trustees of the Trust, amounts waived or reimbursed by the Adviser with respect to the Fund pursuant to this Agreement for a period of up to three (3) years from the date on which the Adviser reduced its compensation and/or assumed expenses for the Fund.

Term. This Agreement shall terminate on January 31, 2023, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Amended and Restated Expense Limitation/Reimbursement Agreement to be executed in its name and on its behalf by its duly authorized representative as of January 28, 2022.

TOBAM

By:	/s/ David Bellaiche
Name:	David Bellaiche
Title:	Chief Operating Officer

FundVantage Trust, on behalf of
TOBAM Emerging Markets Fund

By:	/s/ Joel Weiss
Name:	Joel L. Weiss
Title:	President and Chief Executive Officer

[Signature Page to Amended and Restated Expense Limitation/Reimbursement Agreement]